Exhibit 99.1

Shopify Merchants Break Records with $5.1+ Billion in Worldwide Sales over Black Friday/Cyber Monday Weekend
Sales demonstrate the resilience of small and independent businesses

Ottawa, Canada - December 1, 2020 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP), a leading global commerce company, announced today Black Friday/Cyber Monday weekend results, with sales of $5.1+ billion from the more than one million Shopify-powered brands around the world. From November 27 through November 30, total sales grew by 76% from the $2.9+ billion reported for Black Friday/Cyber Monday weekend in 2019, a record that was surpassed this year on Saturday, November 28, at 5:00pm ET.

Black Friday/Cyber Monday sales from Shopify’s merchants, largely small and independent brands, demonstrate retail resilience—and consumers are voting with their wallets to support them. In addition to this record-setting weekend, we saw holiday shopping start earlier than ever before, with daily total sales increasing 19 days before Cyber Monday, nearly two weeks earlier than previous years. In fact, in the week leading up to Cyber Monday, from November 23 through November 30, sales increased by 84% from 2019.

“This has been a transformative year for commerce globally,” said Harley Finkelstein, President of Shopify. “The record sales we saw on Shopify over Black Friday/Cyber Monday weekend demonstrate the power of the independent and direct-to-consumer businesses on our platform. With the center of gravity in commerce shifting from in-store to online, the pandemic has accelerated a change we have long anticipated. This multichannel shopping phenomenon is the blueprint for the future of retail—and we couldn’t be more excited by it.”

Building on the company’s commitment to sustainability and creating a low-carbon future, Shopify offset all carbon emissions from the delivery of every order placed on Shopify’s platform during the weekend, resulting in nearly 62,000 tonnes of carbon emissions offset during the Black Friday/Cyber Monday weekend. That’s the equivalent of carbon sequestered by 80,970 acres of North American forests in one year—the size of approximately 61,340 football fields.

2020 Black Friday/Cyber Monday Global Highlights

•44+ million consumers globally purchased from independent and direct-to-consumer brands powered by Shopify, a 50% jump from 2019.
•Black Friday/Cyber Monday Weekend sales peaked at 12:00 PM ET on Black Friday, with $102 million+ sales that hour.
•Consumers spent $89.20 USD on average per order throughout the Black Friday/Cyber Monday weekend. Consumers in Japan ($106.40 USD) and Australia ($105.50 USD) spent the most on average, ahead of shoppers in Canada ($103.00 USD), US ($92.80 USD), and others.
•The top-selling cities over the shopping weekend were New York, Los Angeles, and London while the US, UK and Canada were amongst the top-selling countries worldwide.
•Japan (347%), Italy (211%), Germany (189%), and UK (122%) saw triple-digit growth of sales on the platform since last year.
•Mobile sales stayed relatively flat this Black Friday/Cyber Monday compared to last year, with 67% of sales made on mobile devices versus 33% on desktop, compared to 68% of sales made on mobile devices versus 32% on desktop in 2019.
•Apparel and accessories held the top spot for sales across Shopify-powered stores this weekend, with health and beauty, and home and garden following.

About Shopify

Shopify is a leading global commerce company, providing trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Headquartered in Ottawa, Canada, Shopify powers over one million businesses in more than 175 countries and is trusted by brands such as Allbirds, Gymshark, Heinz, Staples and many more.

Forward-looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements“), including statements with regard to commerce trends. Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that these trends will continue. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

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All of Shopify’s 2020 Black Friday/Cyber Monday data is based on sales by its more than one million businesses in approximately 175 countries around the world from November 27th 12:01 am UTC+13 to November 30th 11:59 PM UTC -8.

All data presented here (including worldwide sales) is approximate and is based on various assumptions. All data is unaudited and is subject to adjustment. All financial figures are in USD.

CONTACT:
INVESTORS:	MEDIA:
Katie Keita	Rebecca Feigelsohn
Senior Director, Investor Relations	Communications Lead
613-241-2828 x 1024	416-238-6705 x 302
IR@shopify.com	press@shopify.com
SOURCE: Shopify